TTC Oncology LLC

(a Delaware Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2021

through December 31, 2021

Reviewed by:

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

TTC Oncology LLC

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 22, 2022

To: Board of Directors of TTC Oncology LLC
Attn: Arkadiusz Dudek, CEO

Re: 2021 Financial Statement Review

We have reviewed the accompanying financial statements of TTC Oncology LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and the related statements of income, equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of TTC Oncology LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

TTC Oncology
BALANCE SHEET
Year Ended December 31, 2021
(Unaudited)

ASSETS	2021
Current Assets	
Cash and cash equivalents	6,196
Total Current Assets	**6,196**
Other Assets	
Other Assets	-
Total Other Assets	**-**
Total Assets	**6,196**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	-
Total Current Liabilities	
Long-Term Liabilities	
Accrued Expenses	494,572
Total Long-Term Liabilities	**494,572**
Total Liabilities	**494,572**
Stockholders' deficit	
Capital Contributions	6,450,000
Additional Paid-In Capital - Warrants	286,368
Accumulated Deficit	(7,224,744)
Total Stockholders' Deficit	**(488,376)**
Total Liabilities and Stockholders' Deficit	**6,196**

See accompanying notes to the financial statements

TTC Oncology, LLC
INCOME STATEMENT
Year Ended December 31, 2021
(Unaudited)

	2021
Revenues	-
Cost of revenues	-
Gross Profit	
Operating Expenses	
General and Administrative	76,981
Professional Fees	18,977
Manufacturing/Web Development	29,591
Patent License Expenses	54,792
Total Operating Expenses	**180,341**
Other Income / Expenses	
Other income/(expense)	-
Unit Based Compensation	-
Total Other Income	
Net Income (Loss)	**(180,341)**

See accompanying notes to the financial statements

TTC Oncology, LLC
STATEMENT OF MEMBERS' EQUITY
For Year Ending December 31, 2021
(Unaudited)

	Member Units	Member Contributions	Additional Paid-In Capital - Warrants	Accumulated Deficit	Total
Balance as of December 31, 2020	**6,450,000**	**6,450,000**	**286,368**	**(7,044,403)**	**(308,035)**
Net Loss				(180,341)	(180,341)
Balance as of December 31, 2021	**6,450,000**	**6,450,000**	**286,368**	**(7,224,744)**	**(488,376)**

See accompanying notes to the financial statements

TTC Oncology, LLC
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Unaudited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	**(180,341)**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Unit-Based Compensation	-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) in Other Assets	
Accrued expenses	68,979
Net cash provided by (used in) operating activities	**(111,362)**
Cash Flows from Investing Activities	
Net cash used in investing activities	
Cash Flows from Financing Activities	
Capital Contributions	-
Net cash used in financing activities	**-**
Net change in cash and cash equivalents	**(111,362)**
Cash and cash equivalents at beginning of period	117,558
Cash and cash equivalents at end of period	**$ 6,196**

See accompanying notes to the financial statements

TTC Oncology, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

TTC Oncology, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 10, 2015. The Company is involved with creating safer solutions for treatment of Metastatic Breast Cancer. Its mission is to develop and bring to market a novel, small molecule therapy to address unmet needs of breast cancer patients. The Company's headquarters are in Edina, Minnesota. The company began operations in 2015.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had negative working capital and incurred a loss since inception, as these matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 the Company had $6,196 of cash on hand.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company has not yet begun any sales. No receivables as of December 31, 2021.

Fixed Assets

Property and equipment exist in the form of equipment and furniture and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. As of December 31, 2021, the Company had recognized zero revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a partnership.

NOTE 4 – EQUITY

Member Units

The Company has authorized 6,450,000 units. In 2019, the Company issued 1,350,000 units for $1,350,000. In 2020, the Company issued 100,000 member units for a price of $100,000 through a new investor. As of December 31, 2021, the Company had 6,450,000 units outstanding.

Unit-Based Compensation

The Company follows the fair value recognition provisions of the accounting standard for share-based payments, which requires the recognition of an expense related to the fair value of unit-based compensation awards. The Company issued unit warrants to certain individuals and service providers. The Company recognizes compensation expense on a straight-line basis over the requisite service period (vesting) of the award. The compensation costs recognized by the Company was $0 for the year ended December 31, 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Royalty Commitments

In 2016 the Company entered into a license agreement with The Board of Trustees of The University of Illinois ("University") where the University holds certain rights to the patent and confidential technical information. Such license agreements call for royalties to be paid at 1.9% to 3.8% of net sales with minimum guarantees and advance payments. Royalty expense under this agreement was $50,000 as of December 31, 2021. Future annual minimum royalty commitment as of December 31, 2021 are as follows:

2022	$	100,000
2023		100,000
2024		100,000
Thereafter		200,000
Total		**500,000**

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder LLC. The Intermediary will be entitled to receive a 7.5% commission fee on the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.